Exhibit 23.2


The Board of Directors
Pannonian Energy Inc.

We consent to incorporation by reference in the registration statement (No. 333-55218) on Form S-3 and the registration statement (No. 333-45560) on Form S-8 of First Ecom.com, Inc. of our report dated December 4, 2000 relating to the consolidated balance sheet of Pannonian Energy Inc. (a Development Stage Company) as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended and from inception on May 21, 1998 through December 31, 1999 and 1998, which report appears in this Current Report on Form 8-K/A of First Ecom.com, Inc.


HJ & Associates, LLC
Salt Lake City, Utah
November 6, 2001